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                                                              Exhibit 99.a.5.vii

FOR IMMEDIATE RELEASE

Sylvan Contact:
Lee McGee
Chief Financial Officer
410-843-8704
Linda Palarino
410-843-8094

              SYLVAN LEARNING SYSTEMS, INC. ANNOUNCES PRELIMINARY
                          RESULTS OF SELF-TENDER OFFER

     BALTIMORE, May 2, 2000 - Sylvan Learning Systems, Inc. (NASDAQ: SLVN) today announced the preliminary results of its self tender offer, which expired on May 1, 2000. Based on a preliminary count by the depositary for the tender offer, 14,739,942 shares of common stock (including 3,939,692 shares tendered through notice of guaranteed delivery), representing approximately 29.27% of the company's outstanding shares, were properly tendered and not withdrawn at prices at or below $17.50 per share. Sylvan has elected to exercise its option to purchase an additional two percent of the outstanding shares (1,007,208) in the tender. Pursuant to applicable securities laws, Sylvan expects to purchase approximately 8,507,208 shares at a purchase price of $15.25 per share. Both the number of shares expected to be purchased and the price per share are preliminary and are subject to verification by the depositary. The actual number of shares to be purchased and the actual price per share will be announced promptly following completion of the verification process. Sylvan will pay for all shares purchased promptly following that time.

     Sylvan commenced the tender offer on March 21, 2000, when it offered to purchase up to 9,500,000 shares of its common stock at a price between $15.25 and $17.50 per share net to the seller in cash, without interest. Sylvan subsequently amended its offer to extend the offer period and to change the number of shares being purchased to 7,500,000 shares. As of May 1, 2000, Sylvan had 50,360,397 shares issued and outstanding. As a result of the completion of the tender offer, Sylvan expects to have approximately 41.9 million shares issued and outstanding as of the time immediately following payment for the tendered shares.

     The Dealer Manager for the tender offer was Goldman, Sachs & Co. and the information agent was D.F. King & Co., Inc.

About Sylvan Learning Systems

Sylvan Learning Systems, Inc. (www.sylvan.net) is the leading provider of
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educational services to families, schools and industry.  The Sylvan Learning
Centers and Education Solutions provide personalized instruction services to K-12 students through direct consumer relationships and under contract to school systems. Sylvan provides courses to adult students throughout the world in the areas of English language, teacher training and accredited university offerings through the Wall Street Institute / ASPECT, Canter and Sylvan International Universities subsidiaries. Sylvan Ventures, Sylvan's new e-learning investment vehicle, focuses on bringing emerging Internet technology solutions to the education and training marketplace. Through its affiliate, Caliber Learning Network, Inc. (NASDAQ: CLBR), Sylvan also has the ability to distribute world-class adult professional education and training programs.